Exhibit 99.2

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2023

	EUDA	FCL	Transaction Accounting Adjustments		Pro Forma Combined

ASSETS
CURRENT ASSETS
Cash	$189,005	$10,812	$-		$199,817
Accounts receivable, net	237,474	-	-		237,474
Prepaid expenses and other current assets	194,123	-	-		194,123
Current assets of discontinued operations	102,839	-	-		102,839
Total Current Assets	723,441	10,812	-		734,253
OTHER ASSETS
Property and equipment, net	6,732	-	-		6,732
Prepaid expenses - non-current	380,073	-	-		380,073
Intangible assets, net	-	-	337,828	(a)	337,828
Right-of-use assets	200,262	-	-		200,262
Total Assets	$1,310,508	$10,812	$337,828		$1,659,148

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short term loans - related parties	$759,442	$-	$-		$759,442
Convertible notes	2,413,125	-	-		2,413,125
Accounts payable	1,289	-	-		1,289
Other payables and accrued liabilities	1,887,412	28,503	-		1,915,915
Other payables - related parties	696,495	1,620	-		698,115
Lease liabilities	126,847	-	-		126,847
Taxes payable	208,655	-	-		208,655
Current liabilities of discontinued operations	2,624,068	-	-		2,624,068
Total Current Liabilities	8,717,333	30,123	-		8,747,456
OTHER LIABILITIES
Deferred tax liabilities	-	-	81,079	(a)	81,079
Lease liabilities - non-current	75,111	-	-		75,111
	8,792,444	30,123	81,079		8,903,646
SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 24,627,509 actual and 33,198,938 pro forma shares outstanding as of December 31, 2023	27,430,187	350	14,999,650	(a)	42,430,187
Accumulated deficit	(34,743,270)	(19,788)	(14,742,774	)(a)	(49,505,832)
Accumulated other comprehensive loss	(185,468)	127	(127	)(a)	(185,468)
Total Euda Health Holdings Limited Shareholders’ Deficit	(7,498,551)	(19,311)	256,749		(7,261,113)
Noncontrolling interests	16,615	-	-		16,615
Total Liabilities and Shareholders’ Deficit	$1,310,508	$10,812	$337,828		$1,659,148

See notes to unaudited pro forma condensed combined financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations And Comprehensive Loss

For the Year Ended December 31, 2023

	EUDA	FCL	Transaction Accounting Adjustments		Pro Forma Combined
REVENUES	$3,706,458	$-	$-		$3,706,458
COST OF REVENUES	2,864,383	-	-		2,864,383
OPERATING EXPENSES	4,803,129	19,788	14,830,810	(b)	19,653,727
LOSS FROM OPERATIONS	(3,961,054)	(19,788)	(14,830,810)		(18,811,652)
OTHER EXPENSE	(4,473,727)	-			(4,473,727)
LOSS BEFORE INCOME TAXES	(8,434,781)	(19,788)	(14,830,810)		(23,285,379)
BENEFIT FOR INCOME TAXES	-	-	(16,379	)(b)	(16,379)
NET LOSS FROM CONTINUING OPERATIONS	(8,434,781)	(19,788)	(14,814,431)		(23,269,000)
NET LOSS FROM DISCONTINUED OPERATIONS, net of income taxes	(1,601,323)	-	-		(1,601,323)
NET LOSS	(10,036,104)	(19,788)	(14,814,431)		(24,870,323)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(60,019)	127	-		(59,892)
TOTAL COMPREHENSIVE LOSS	(10,096,123)	(19,661)	(14,814,431)		(24,930,215)
Less: Comprehensive income attributable to noncontrolling interest	3,137	-	-		3,137
COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(10,099,260)	$(19,661)	$(14,814,431)		$(24,933,352)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	22,900,631		8,571,429	(c)	31,472,060

LOSS PER SHARE
Basic and diluted - continuing operations	$(0.37)				$(0.74)
Basic and diluted - discontinued operations	$(0.07)				$(0.05)
Total	$(0.44)				$(0.79)

See notes to unaudited pro forma condensed combined financial statements.

EUDA HELTH HOLDINGS LIMITED AND SUBSIDEARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of the transaction

On May 6, 2024, EUDA Health Holdings Limited (the “Company” or “EUDA”) entered into a share purchase agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“FCL”), a British Virgin Islands company which has no operation and is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CKHP”) in the direct sales of wellness products, therapies, and services in Malaysia and is expanding its market to Southeast Asia.

CKHP is a Malaysia company, and it has no operations prior to April 1, 2024 other than start up activities. On March 11, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive rights in the distribution of series of collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, through its members and through its online platform. On March 25, 2024, CKHP signed another agency contract which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,429 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST, using Level 1 input, which is the quoted share price of EUDA in the active market. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s net income for the year ended December 31, 2024 is at least USD 2.0 million and net income for the year ended December 31, 2025 is at least USD 5.0 million. EUDA has agreed to file with the SEC a registration statement for the resale of the Consideration Shares and the Additional Consideration Shares, if any. The acquisition has been closed on May 8, 2024, the completion date. Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove Limited.

2. Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements combine the historical consolidated statements of EUDA and those of FCL after giving effect to the acquisition, using the asset acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations”, and ASC 350, “Intangibles” as over 90% of assets acquired is concentrated in a group of similar identifiable assets and applying the assumptions and adjustments described in the accompanying notes. The accompanying unaudited pro forma condensed combined financial information were prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 combines the balance sheet of EUDA as of December 31, 2023 with the balance sheet of FCL as of December 31, 2023, giving effect to the asset acquisition, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statements of operations and comprehensive loss combines the statement of operations and comprehensive loss of EUDA for the year ended December 31, 2023 with the statement of operations of FCL for the year ended December 31, 2023, giving effect to the asset acquisition, as if it had occurred as of January 1, 2023.

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the asset acquisition, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the asset acquisition. The unaudited pro forma combined statements of operations should be read in conjunction with the historical financial statements and the related notes thereto of EUDA which are presented in EUDA’s Annual Report on Form 20-F for the year ended December 31, 2023.

3. Allocating cost in assets acquisition

EUDA accounted for the acquisition as the purchase of an asset under generally accepted accounting principles in the U.S. (U.S. GAAP). The purchase price was allocated to the assets and identifiable intangible assets acquired and liabilities assumed based on their acquisition date relative fair values due to the purchase price exceeds the fair value of the assets acquired and liabilities assumed.

The following table summarizes the consideration transferred:

December 31, 2023
Fair value of equity transferred as of completion date	$15,000,000
Fair value of contingent consideration	-
Total consideration transferred	$15,000,000

●	The fair value of the consideration transferred as of the acquisition date is $15,000,000 (Based on 8,571,429 new EUDA shares issues at $1.75 based on the closing market price of EUDA on May 7, 2024 EST/May 8 SGT).

●	There is a contingent consideration where up to 1,000,000 new EUDA shares will be issued to the shareholders of FCL if net income of CKHP is at least $2,000,000 for Fiscal Year 2024 and $5,000,000 for Fiscal Year 2025 (“Milestones”). The contingent consideration will be issued as soon as practicable after both Milestones are achieved.

●	Based on the financial forecast of CKHP, CKHP forecasted the probability of achieving the Milestones is very unlikely in Fiscal Year 2024 and Fiscal Year 2025. Hence, CKHP considered the fair value of the contingent consideration to be $0.

●	Therefore, the total fair value of the consideration transferred is $15,000,000.

The purchase price was allocated to the assets and identifiable intangible assets acquired, and liabilities assumed, based on their relative fair values at the acquisition date. The Company considered the fair value of identifiable intangible assets is lower than their allocated relative fair values and recorded an impairment loss of $14,762,562 on these intangible assets related to the acquisition. As a result, no goodwill was recorded for the excess value of the consideration transferred over the fair value of net assets acquired, as the transaction was recognized as an asset acquisition under ASC 805 rather than a business combination.

The identifiable intangible assets, consisting of distribution contracts with Guangzhou Beauty Wellness Health Technology Co., Ltd (“GBHT”) and Guangzhou Yoroyal Medical Technology Co., Ltd (“Yoroyal”), were recognized with fair values of $279,025 and $58,803, respectively, net of impairment loss. These distribution contracts are amortized based on the pattern of economic benefit, with useful lives estimated at two years for GBHT and three years for Yoroyal. The income method, typically used for valuing intangible assets that generate the majority of economic benefits for the acquiring entity, was applied to assess these assets.

4. Pro forma adjustments

Adjustments included in the pro forma adjustments’ column of the pro forma combined balance sheet and the pro forma combined statement of operations and comprehensive loss include the following:

(a)	Reflects the adjustments to record the acquisition of the intangible assets and deferred tax liability related to the acquisition, net of impairment loss.

(b)	Reflects the adjustments to record the amortization of the intangible assets of $68,248, the impairment of intangible assets of $14,762,562, and the recognition of deferred tax benefit of $16,379 based on the fair value of identifiable intangible assets acquired.

(c)	Reflects the issuance of 8,571,429 ordinary shares of EUDA in connection with the acquisition.